Exhibit 2.07

Deed No. 29 July 2005

Agreement
on the Purchase and Assignment of a Share

Today, July twenty ninth

Two thousand and five

-29.07.2005-

appeared before me, the undersigned Deputy Notary Dr. Christian Auktor, officially appointed representative of

Dr. Rüdiger Graf von Stosch
with official residence at Munich

at the office in Munich, Maximiliansplatz 10:

1.                             Mr. Klaus Peter -called Peter-   Brunner,
born on 22. November 1964,
81479 München, Whistlerweg 34 a,
identified by his identity card,
according to his statement acting on behalf of

a)                             the company
Vanatec GmbH
with its principal office in Munich,
81929 Munich, Süskindstraße 4,
as managing director;

b)                            the company
Vanatec Beteiligungsgesellschaft bürgerlichen Rechts,
with its principal office in Munich,

                                       81929 Munich, Süskindstraße 4,
based upon a power of attorney, the original which is attached hereto.

2.                             Mr. Jochen   Witte,
born on 28. August 1960,
22359 Hamburg, Buchenstieg 13 B,
identified by his identity card,
according to his statement acting on behalf of
the company
Versant GmbH
with its principal office in Hamburg,
22359 Hamburg, Wiesenkamp 22,
as managing director.

The persons present requested notarization in the English language and for parts in the German language. They and the Deputy Notary declared to have sufficient command of the English and German language to have this document notarized in English respectively German.

The persons appearing confirm that the notaries Prof. Dr. Geimer and Dr. Graf von Stosch and the Deputy Notary Dr. Christian Auktor are not active and have not acted in the current matter outside their official function.

Upon application of the persons appearing I hereby notarise their oral declarations made before me during their simultaneous presence.

Agreement
on the Purchase and Assignment of a Share
in Vanatec GmbH
and Shareholders Agreement

between

Versant GmbH,
(hereinafter: “Versant”);

Vanatec Beteiligungsgesellschaft bürgerlichen Rechts,
(hereinafter: the “Partnership”“);

 (hereinafter jointly the “Shareholders”)

and

Vanatec GmbH,
(hereinafter: “Company”)

Preamble

(1)                        Versant is the sole shareholder in the Company. The Company is registered in the Commercial Register (Handelsregister) of the Munich Municipal Court (Amtsgericht) under HR B 157917. It has a registered share capital of € 25,000. The share capital is fully paid up. Versant currently holds the only share in the Company in the nominal amount of € 25.000.

(2)                        The members of the Partnership are the prospective statutory director, Mr. Peter Brunner, and certain prospective employees of the Company. When establishing the Company, Versant intended that the Partnership acquire an 80.4 percent interest in the Company’s equity.

(3)                        The parties intend to permit one or more investors (hereinafter collectively: “Investors”) to acquire shares in the Company, provided such Investor is willing to contribute at least € 1 million to the Company’s equity.

Now, therefore, the parties hereby agree as follows:

Part 1 – Share Sale and Transfer

§ 1    Sale and Transfer

(1)                        Versant hereby divides its share in the Company in the nominal amount of € 25,000 in the Company into two shares, one with a nominal value of € 20,100 and one with a nominal value of € 4,900 (Teilgeschäftsanteile, each: a “Partial Share”). The Partial Share with a nominal value of € 20,100 shall hereafter be referred to as the “Employees’ Share”.

(2)                        Versant hereby assigns, unconditionally and without reservation, with immediate effect vis-à-vis all third parties one Partial Share with a nominal value of € 20,100 (the Employees’ Share) to the Partnership. The Partnership hereby accepts such assignment.

(3)                        Having transferred the Employees’ Share pursuant to paragraph 1 above, Versant now holds a share in the Company in the nominal amount of € 4,900, while the Partnership holds a share in the nominal amount of € 20,100.

§ 2    Dividend Rights

The Employees’ Share is assigned together with all rights as to dividends and other ancillary rights, which have been arisen up to today in connection with such Employees’ Share.

§ 3    Purchase Price

The Partnership agrees to pay to Versant, in consideration of the sale and transfer of the Employees’ Share pursuant to this Part 1, a purchase price of € 20,100 (hereinafter: “Purchase Price”), which shall be due and payable upon the execution of this Agreement.

§ 4    Representations and Warranties

(1)                        Versant represents and warrants to the Partnership that as of today:

(a)                         The capital contribution relating to the Employees’ Share has been fully paid up and not been repaid.

(b)                        Versant holds full title to the Employees’ Share.  The Employees’ Share is subject neither to any third-party rights of whatever nature nor to any trust agreement.

(2)                        Versant shall hold the Partnership harmless from, and indemnify the Partnership for, any loss, action, claim, suit, proceeding, cost and/or expense incurred by the Partnership as a result of a breach of the representations and warranties as per the preceding subsection hereof, provided that the Partnership (a) notifies Versant promptly in writing of such claim, suit or proceeding and gives Versant authority to proceed as contemplated below, and gives Versant proper and full information and assistance to settle and/or defend any such claim, suit or proceeding, and (b) refrains from making any admission or settlement relating to the claim.

§ 5    Approvals

(1)                        The Company hereby approves the sale and transfer of the Employees’ Share pursuant to § 1.

(2)                        The shareholder’s resolution approving the transfer of the Employees’ Share hereunder, which is required pursuant to § 6 of the Company’s Articles of Association (Satzung), has been issued and is attached to this no tarial deed as Exhibit, only for evidence.

Part 2 – Contribution of Cash

§ 6    Contribution of Cash

Versant will contribute € 425.000,00 to the reserves of the Company as per § 272 (2) No. 4 of the Commercial Code (HGB), of which € 212.500,00 shall be received by the Company on 3 August 2005 and € 212.500,00 on 3 November 2005.

Part 3 – Investors

§ 7    Admission of Investors

The parties agree that the Company will seek Investors willing to contribute at least € 1 million to the Company’s equity (registered share capital and reserves). The Partnership undertakes to take all steps reasonably required to accommodate the investment by the Investor, including an increase in the Company’s registered capital, and to support Versant in securing an anti-dilution right as per
§ 8 below also with respect to the Investors.

§ 8    Antidilution Clause

In the event that, as a consequence of the admission of such Investor as shareholder in the Company, the resulting percentage interest in the Company’s registered share capital (hereinafter: “Percentage Interest”) held by Versant should be less than 19.9%, Versant shall be entitled to request all other shareholders to agree

(a)                        to a capital increase permitting Versant to acquire, for a purchase price equivalent to the nominal value, an additional share of such nominal value as may be required to increase the aggregate Percentage Interest held by

Versant to 19.9% and

(b)                       to set off against the claim for the payment of the purchase price, to the extent legally possible, any claims for payment Versant may have against the Company and/or Versant’s interest in the reserves of the Company.

§ 9    Voting

Versant’s consent as per § 13 (5) of the Company’s Articles of Association (Satzung) shall be required also with respect to (i) entering into, modifying or terminating any agreements between the Company and its managing directors as well as (ii) to all resolutions which the parties may adopt in their capacity as shareholders that relate to the approval of transactions by the Company’s management.

§ 10  Liquidation Preference

(1)                        In the event that the amount of the proceeds which in the event of the liquidation of the Company would be allocated to Versant is less than

(a)                         the aggregate amount contributed by Versant to

(i)                           the registered share capital of the Company;

(ii)                        the reserves of the Company;

(iii)                     the cost of establishing the Company, including legal and tax advice, notary and court fees;

(b)                        plus ten percent interest p.a.;

(c)                         times two, if the transaction generating the proceeds is agreed on or before 31 July 2006;

(collectively: “Minimum Proceeds”), the entire proceeds from liquidation shall be allocated and paid to Versant. Any proceeds over and above the Minimum Proceeds shall be distributed to all parties (including Versant) in relation to their respective Percentage Interest.

(2)                        In the event of a transfer, in one or more transactions, of 75% or more (at fair-market and/or book values) of the assets of the Company and its Affiliates to an acquirer which is not an Affiliate, as defined below, of the Company, Versant shall be entitled to request that the Company be liquidated and the proceeds be allocated among the parties in accordance with subsection 1 above. “Affiliates”, as used herein, shall be all business entities Controlled by, Controlling or under the same Control as, the relevant party, whereby “Control” shall mean ownership, directly or indirectly, of more than one half of the share capital or the assets, or the power to exercise more than one half of the voting rights, or the power to appoint more than one half of the members of the management board or such other body which is legally representing the business entity concerned, or the right to manage the affairs of the business entity concerned.

(3)                        In the event of a Change of Control, the compensation paid to the shareholders in the Company, be it in cash or in kind, notably in shares in the surviving entity, shall be allocated among the parties in accordance with subsection 1 above. “Change of Control”, as used herein, shall mean (a) the transfer, in one or more transactions, of Control over the Company from the current shareholders to an acquirer who is not an Affiliate of one of the current shareholders or (b) a merger, amalgamation or similar transaction if, as a result, the former shareholders in the Company are holding less than 50% of the equity in the surviving entity.

Part 4 - Transfer of Shares

§ 11  Transfer

(1)                        The approval of either party to a shareholders resolution permitting the transfer of shares in the Company (hereinafter: “Shares”) held by another party (“Seller”) shall be granted if the Seller has offered the other parties to purchase the Shares on the same terms as the prospective Buyer (“Buyer”), provided always the Buyer accedes to this Agreement.

(2)                        The approval of either party to a shareholders resolution permitting the transfer of Shares held by the Seller to an Affiliate shall be granted if the Buyer accedes to this Agreement and agrees to reassign such Shares to the party concerned if it should cease to be Affiliated with such party.

§ 12  Co-Sale Right (Take Along)

(1)                        Any Seller shall arrange that any Shares held by the respective other parties (“Co-Sellers”) are co-sold, if requested by the Co-Sellers, provided the Seller notifies the Co-Sellers of the intended sale and the Co-Seller concerned notifies the Seller of its request within thirty days from receipt of such notice. The Seller shall use its best efforts to cause the Buyer to purchase, on the conditions agreed between the Buyer and the Seller, all Shares which the Seller and the Co-Sellers wish to sell. In the event that the Buyer fails to agree to purchase all Shares, the Seller and the Co-Sellers shall be entitled to sell Shares in relation to their respective percentage interests on the conditions agreed between the Buyer and the Seller.

(2)                        In the event of a transfer of Shares under this Section, all parties shall consent to a shareholders resolution permitting the transfer of Shares hereunder, except if the Buyer is a competitor of the Company or an Affiliate of a competitor or if, as a consequence of the transfer, the Buyer and/or its Affiliates would hold a share in the Company’s stock exceeding 50%, the parties other than the Co-Sellers shall be entitled to withhold their approval.

§ 13  Co-Sale Obligation (Drag Along)

(1)                        Either party may require all other parties to sell all of their Shares on the terms and conditions agreed with an unconcerned prospective buyer, if the compensation offered by the Buyer, net of any finders and other fees associated with such sale, and allocable to Versant amounts to at least € 1 million, if the sale is completed on or before 31 July 2006, and to at least € 3 million, if the sale is completed after 31 July 2006.

(2)                        In the event of a transfer of Shares under this Section, all parties shall consent to a shareholders resolution permitting the transfer of Shares hereunder. The Co-Sale Right as per § 12 above shall not apply.

Part 5 - Restrictive Covenant

§ 14  Restrictive Covenant

The parties shall refrain from competing with the Company, directly or indirectly, in the field of object-relational mapping solutions running on the Microsoft.NET platform. The purchase of stock in a listed company representing less than two percent of such company’s capital shall be exempted from this provision, provided that such stock does not carry the right to select such company’s managers.  The Partnership hereby guarantees that its members will observe this restrictive covenant

Part 6 - General Provisions

§ 15  Costs

The costs of notarization of this Sale and Transfer Agreement shall be borne by Versant. All other costs arising out of or in conjunction with this Agreement including but not limited to costs of advisors shall be borne by the party having incurred such costs.

§ 16  Confidentiality

The parties mutually agree to keep the terms of this Agreement and all technical and commercial information relating to the business of the Company, including all information, know-how and data made available to the Company by one of the parties, strictly confidential and to refrain from using any such confidential information except as strictly required to perform this Agreement.  Information which the party having received such information (hereinafter: “Recipient”) can show (a) was in the public domain prior to disclosure; or (b) became part of the public domain through no fault of Recipient after disclosure; or (c) upon disclosure was already in its possession and was not previously acquired by Recipient from the party having disclosed such information (hereinafter: “Owner”) under an obligation of confidence; or (d) was made available to Recipient by an independent third party provided however that such Information was not made available in breach of any obligation of confidence or non use owed directly or indirectly by the Recipient or the independent third party to the Owner; or (e) was developed independently by employees or agents of Recipient who do not have access to the Confidential Information, shall not be regarded as confidential information and shall be exempted from this clause. Recipient may disclose confidential information to third parties, including courts of law or government entities, if Recipient is obligated to do so under applicable laws, rules or regulations.  For the avoidance of doubt, this clause shall not be read to prevent either party hereto from disclosing information to the Securities and Exchange Commission (SEC) or similar agencies which is required to be so disclosed under any laws, rule or regulation.  This confidentiality clause shall remain in force even after termination of this Agreement.

§ 17  Contractual Penalty

(1)                        Should a party transfer any Shares in violation of any provision of this Agreement, it shall be subject to a contractual penalty equivalent to the compensation expected to be paid by a third party or to be received for the transfer of its Shares.

(2)                        Should a party violate the restrictive covenant pursuant § 14 , it shall be subject to a penalty in the amount of € 20,000 for each two-week period or part thereof in which such violation persists.

(3)                        Should a party violate other provisions of this Agreement, it shall be subject to a penalty in the amount of € 20,000 for each violation.

(4)                        The penalty shall be paid to the remaining parties pro rata in proportion to the Percentage Interests.

(5)                        The other sanctions provided for in this Agreement and eventual claims for damages over and above the penalty shall remain unaffected.

§ 18  Termination

(1)                        This Agreement (without Part 1) shall automatically terminate

(a)                         on 31 July 2015;

(b)                        with respect to any individual party, on the day on which it ceases to be a shareholder in the Company in compliance with the provisions of this Agreement and any all rights and duties of such party shall have been finally settled, whichever is earlier, provided, however, that any provision of this Agreement which specifically provides for termination of such provision on another date shall terminate on such other date.

(2)                        The right to termination for cause shall remain unaffected, except that no party shall be entitled to make use of this right as long as the remedies available under this Agreement have not been exhausted.

§ 19  Assignees, Accession

(1)                        The parties shall use their best efforts ensure that during the life of this Agreement all shareholders in the Company shall become parties to this Agreement.

(2)                        The parties hereby offer to any third party acquiring shares in the Company, whether from one of the parties or newly issued shares, to accede to this Agreement.  The parties agree to be bound by this offer for the life of this Agreement.  Notwithstanding the restrictions on transfer as per § 11 above and/or pursuant to the Articles of Association of the Company, the parties undertake to transfer their shares only to such buyers who accept the said offer.

§ 20  Completeness

This Agreement, including the Exhibit (Declaration of Consent by the Company) contains all the entire understanding between the parties regarding the subject matter of this Agreement. Any amendments to, or modifications of, this Agreement shall be valid only if they are in writing.  This requirement shall also apply with respect to any waiver of any provision of this Agreement, including a waiver of this requirement of written form.

§ 21  Precedence

This Agreement shall take precedence over the Company’s Articles of Association in the event of any inconsistency, to the extent legally possible.

§ 22  Applicable Law

This Agreement shall be subject to the laws of the Federal Republic of Germany.

§ 23  Choice of Forum

All disputes arising under or in connection with this Agreement shall be submitted exclusively to the courts of Munich, Germany, if the defendant’s residence at the time of the initiation of the dispute is either unknown or outside of Germany.

§ 24  Severability

Should one or more of the provisions of this Agreement be or become invalid or unenforceable, the validity and enforceability of the other provisions hereof shall not be affected. The invalid or unenforceable provision shall be deemed replaced by a provision that is valid and enforceable and corresponds most closely to the economic intent of the parties as evidenced by the original provision.

§ 25  Declarations

The parties declare that the Company owns neither real property nor buildings on real property owned by third parties.

§ 26  Copies

A certified copy of this notarial deed shall respectively be provided to:

•        the contracting parties,

•        the Company as notice pursuant to § 16 Limited Liability Companies Act (GmbHG)

•        and the respectively competent Tax Authority - Corporation tax office.

A further certified copy shall be provided to von Boetticher Hasse Lohmann, att. Dr. Ulrich Lohmann, 80538 Munich, Widenmayerstraße 4.

The competent Local Court - Registry court - shall be given the notice required by law by the notary.

§ 27  Instructions

The notary has advised the parties in particular of the following:

•                                All agreements must be recorded correctly and completely; all declarations which are not recorded may be null and void and may affect the validity of the entire contract.

•                                The assignment of the Partial Share will be valid only when all approvals required by Articles of Association or law have been legally granted. Such approved shall be obtained by the parties themselves.

•                                The Company will consider only such person as owner of a share of whose purchase it has been duly notified.

•                                It is a condition of the assignment agreed to today that the Transferor is the rightful owner of the assigned Partial Share.  The law does not provide for a bona fide acquisition.

•                                An amendment of the Articles of Association with respect to the new share relationship may be appropriate.

•                                The notary gives no tax advice. He recommends contacting the tax authorities or a tax advisor regarding the tax effects of today’s agreement.

This document was read out by the Deputy Notary approved and personally signed by the persons present:

EXHIBIT 1
SHAREHOLDERS RESOLUTION

The undersigned Versant GmbH, domiciled in Hamburg, in its capacity as sole shareholder in Vanatec GmbH, domiciled in Munich (Company) hereby agrees to proceed to passing the resolution set out below in writing, without a meeting, as follows:

RESOLVED:

with all votes: The current only share in the Company in the nominal amount of € 25,000 shall be divided into two shares, one with a nominal value of € 20,100 and one with a nominal value of € 4,900 (Teilgeschäftsanteile), and the share with a nominal value of € 20,100 shall be sold and assigned to Vanatec Beteiligungsgesellschaft bürgerlichen Rechts.

Munich, 29 July 2005

Jochen Witte
Geschäftsführer Versant GmbH